Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

October 25, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attn: Mr. Larry Spirgel

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
File No. 333-124971

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Deutsche Bank Securities Inc., as the representative of the several underwriters (the “Representative”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby joins in the request of Cbeyond Communications, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern Standard Time, on October 27, 2005 or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, we wish to advise that between October 7, 2005 and the date hereof, copies of the Preliminary Prospectus dated October 7, 2005 were distributed as follows: 1,120 copies to 4 prospective underwriters; 4,351 copies to 1,339 prospective institutional investors; 1 copy to 1 prospective dealer; 3,689 copies to 2,699 individuals; and 5 copies to 5 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Edward Dunn
Name: Title:	Edward Dunn Managing Director

By:	/s/ Prem Parameswaran
Name: Title:	Prem Parameswaran Director